AquiPor Technologies, Inc.



ANNUAL REPORT

4118 E. 33rd Ave.

Spokane, WA 99223

0

www.aquipor.com

This Annual Report is dated April 30, 2021.

BUSINESS

AquiPor is a stormwater solutions company involved in the development of new permeable material technologies and engineered systems for on-site stormwater management. AquiPor's primary product is a permeable hardscape material (brick-like paver) that is similar to concrete, but which allows rainwater to flow through it without clogging from debris. This material in conjunction with competent engineered designs can help cities and developers manage stormwater right where it falls.

Previous Offerings

Between 2020 and 2019, we sold 1,045,938 [shares of common stock] in exchange for $1.02 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,395,400.00

Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development

Date: March 03, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Operating Results:

To this point, AquiPor has been a pre-revenue company focusing on R&D of new products and market development. Our financial statements reflect R&D expenses and have been similar year to year since the formation of the company.

The Company is currently primarily engaged in technological development, licensing, and market development. AquiPor is currently in the feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various material and engineering technologies, patents, licensing activities, and marketing in 2020.

Therefore, nearly all operating expenses are associated in some manner with either research and development, marketing, or financing acquisition.

AquiPor had revenue of $25,000 in the year ending 2020. We had no cost of sales or gross margins in 2020. The Company's expenses consist of, among other things, consulting fees, professional service fees, patenting service fees, compensation and benefits, royalty fees, marketing fees, and general and administrative expenses. Total operating expenses in 2020 were $771,556 in 2020, representing an increase of $225,141 from 2019, and due to increased marketing activities and technology licensing activities.

*Historical results and cash flows:

Historical results and cash flows from prior years are expected to increase in the future, with an anticipated increase in wages (new hires), R&D activities, sales and marketing, and technology acquisition activities.Stock-based compensation, wages, and consulting fees are expected to grow as AquiPor hires new employees, begins market feasibility studies, and goes to market. In the past, the cash needed for operations was generated through the sale of equity (common stock). It is expected that this will continue into the future, as the Company intends to raise capital through common equity offerings, but this will be augmented by revenue that is generated by the sale of the Company's goods and services.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $437,418.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Bank

Amount Owed: $20,430.73

Interest Rate: 21.0%

Creditor: Petra World, LLC

Amount Owed: $103,250.00

Interest Rate: 3.5%

Maturity Date: December 31, 2025

Interest only payments begin 12/31/2023

Creditor: Yellow Core Holdings, LLC

Amount Owed: $3,200.00

Interest Rate: 3.5%

Maturity Date: December 31, 2026

Interest only payments beginning 12/31/2024

Creditor: KloroTech/JKS International, LLC

Amount Owed: $11,503.00

Interest Rate: 3.5%

Maturity Date: December 31, 2026

Interest-only payments begin 12/31/2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: January 03, 2016 - Present

Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Partition Specialties

Title: President

Dates of Service: January 01, 1998 - Present

Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 27, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Multicare Valley Hospital

Title: COO

Dates of Service: January 01, 2009 - December 31, 2019

Responsibilities: Oversees all operations of Valley Hospital

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President - Market Development

Dates of Service: January 20, 2016 - Present

Responsibilities: Kevin interfaces with architects, engineers, and end-users and develops new market opportunities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)

Amount and nature of Beneficial ownership: 5,595,455

Percent of class: 30.5

Title of class: Common Stock

Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 24.6

RELATED PARTY TRANSACTIONS

Name of Entity: Yellow Core Holdings, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: A related-party R&D company engaged in the research and development of alternative cements. A possible future licensor to AquiPor.

AquiPor has made various loans to Yellow Core, LLC over time that total $27,813 and were set up to accrue interest at 3.5% APR with various maturity dates. These loans may be converted as credit toward a to-be-negotiated technology license.

In December 2017, Yellow Core loaned AquiPor $3,200 to be paid back December 31, 2026 with annual interest of 3.5%. This loan may be settled when Yellow Core settles its loan obligations with AquiPor or when/if a licensing agreement is established between the companies.

Material Terms: Loans made from AquiPor accrue interest at 3.5% APR and are to be paid back 12/31/2026, with interest-only payments beginning on 12/31/2024. This loan may be converted as credit toward a negotiated option to license technology.

The $3,200 loan made by Yellow Core to AquiPor was set up to be paid back 12/31/2026 and to accrue interest at 3.5%.

Name of Entity: RJSK, LLC

Names of 20% owners: JKS International, LLC and Frontier Assets, LLC

Relationship to Company: RJSK, LLC is a patent holding company that licenses technologies to AquiPor.

Nature / amount of interest in the transaction: As part of technology co-development work, AquiPor has made loans to RJSK over time which totaled $122,393. The companies agreed that the loans could be utilized as a credit against the licensing fee owed to RJSK, which totals $300,000 and a minimum royalty obligation of $25,000 per year. As of December 31, 2020, AquiPor had paid its licensing fee, using its loan receivable of $122,393 as credit, and AquiPor has satisfied its minimum royalty fee obligations.

Name of Entity: Petra World, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: Petra World, LLC is a related party that is controlled and managed by Matthew Russell, a shareholder in AquiPor by way of Frontier Assets. Petra World and AquiPor have engaged in co-development of a net-zero carbon, clay based brick technology.

Nature / amount of interest in the transaction: AquiPor owes Petra World $103,250 pursuant to various promissory notes made in 2018.

Material Terms: AquiPor owes Petra World $103,250 in total loans, with interest accruing at 3.5% per annum. Pay back dates range from 7/26/2023 to 10/25/2023.

Name of Entity: JKS International, LLC

Names of 20% owners: Greg Johnson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Klorotech made various loans amounting to $11,503 to the Company between September and December 2015 for initial start-up costs. It is important to note that KloroTech is considered a related party, as the company has merged into JKS International, LLC. Two of KloroTech / JKS significant shareholders are also shareholders and officers of AquiPor.

Material Terms: All outstanding financing arrangements bear interest at 3.5% per annum totaling $1,682 and $7,022 as of December 31, 2018 and 2019, respectively.

Name of Entity: Greg Johnson

Relationship to Company: Officer

Nature / amount of interest in the transaction: From 2016 to 2019, the company made loans to CEO Greg Johnson in the amount of $21,374. These loans have been forgiven as of fiscal year ended December 31, 2019 and booked as officer compensation.

Name of Entity: Kevin Kunz

Relationship to Company: Co-founder, 20%+ owner of JKS International, LLC, which owns 20%+ of AquiPor.

Nature / amount of interest in the transaction: From 2016 to 2019, the company made loans to V.P. Kevin Kunz totaling $27,923. These loans have been forgiven and recognized as Officer compensation during fiscal year ended December 31, 2019.

OUR SECURITIES

Our authorized capital stock consists of 90,000,000 shares of common stock, par value $.001 per share. As of December 31, 2020, 18,250,116 shares of common stock are outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,069,999.20 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

AquiPor currently relies on one technology for the manufacturing of its products. We are therefore dependent upon this technology for the successful manufacturing of current and future products.

We may never have an operational product or service

It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototypes for our permeable pavers and engineered system designs. Delays or cost overruns in the development of our products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

AquiPor Technologies, Inc. was formed on October 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AquiPor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, exclusive patent rights and licenses, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, licensing rights to patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, such as the

Environmental Protection Agency as well as state regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

Even though we are not an internet-based business, we may still be vulnerable to hackers who may access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business.

Significant Capital Requirements; Need for Additional Financing.

The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock).

Unproven Products.

The Company's products and services are in the early "beta" stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance.

Retention of Control by Present Stockholders.

As of April 15, 2020 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,000,000 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock).

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology.

The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Proprietary Rights, Risk of Infringement.

The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its pending patents, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected.

Unreliability of Projections.

If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the

Company completes the Offering and obtains $1,069,999.20 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $1,069,999.20 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections.

Lack of Marketability and Liquidity of the Common Stock.

There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required.

Dependence Upon Key Personnel.

The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills.

We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value.

The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by the Company and bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value.

New Technology Acquisition

AquiPor Technologies, Inc. is currently negotiating with a privately held cement technology company to acquire an option to purchase the license to a new cement technology. The terms of the option will include a cash payment and some equity, to be negotiated. The viability of this new technology cannot be guaranteed.

Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology

The market for new technologies in the building materials industry is competitive and subject to rapid technological change. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon copyright and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products.

Recruiting and Retaining Technical Personnel.

Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be easily replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results.

Rapid Technological Change.

To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

Arbitrary Price of Conversion Shares.

The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant.

Developing Market; Rapid Technological Changes, and New Products.

The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new porous paving materials and processes. Our future success will depend to some extent on the features and reliability of its products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, integrating or marketing such products or services.

Rapid Technological Change

To remain competitive, the Company must develop new products and enhance and improve its existing products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

AquiPor Technologies, Inc.

By   /s/ _Greg Johnson_

Name: <u>Greg Johnson</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

	2019	2018
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$ (551,629)	$ (357,062)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation	809	1,349
Forgiveness of related-party debt	11,505	
Stock-based compensation expense	283,853	23,192
Net increase (decrease) in:		
Accounts payable and accrued expenses	3,973	393
Interest receivable	(4,867)	(5,516)
Accrued interest	5,340	1,682
Related party advances - short-term	(15,000)	15,000
Net cash used in operating activities	(266,016)	(320,962)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided (used) by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party loans	-	103,250
Repayments of related party loans	-	(39,848)
Sales of common shares	450,000	254,000
Net cash provided by financing activities	450,000	317,402
CHANGE IN CASH	183,984	(3,560)
CASH BALANCE - Beginning of year	527	4,087
CASH BALANCE - End of year	$ 184,511	$ 527
Supplemental cash flow information:		
Cash paid during the period for:		
Interest -	$ -	$ -
Income taxes -	-	-

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION
As of December 31, 2019 and 2018

A S S E T S

	2019	2018
CURRENT ASSETS:		
Cash	$ 184,511	$ 527
PROPERTY, PLANT AND EQUIPMENT		
net of accumulated depreciation of $5,812 and $5,003	1,214	2,024
LONG-TERM ASSETS:		
Due from related parties	159,306	170,811
Interest receivable	10,383	5,516
Total long-term assets	169,689	176,327
	$ 355,414	$ 178,878

L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y

	2019	2018
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 36,495	$ 32,522
Due to related parties	-	15,000
Total current liabilities	36,495	47,522
LONG-TERM LIABILITIES:		
Due to related parties	117,953	117,953
Accrued interest	7,022	1,682
Total long-term liabilities	124,975	119,635
Total liabilities	161,470	167,157
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock ($.001 par): 90,000,000 authorized, 15,038,181 and 14,138,181 issued and outstanding as of 2019 and 2018, respectively	15,038	14,183
Preferred stock ($.001 par): 10,000,000 authorized, none outstanding	-	-
Additional paid-in capital		
Common stock	1,355,362	906,217
Stock warrants	423,002	139,150
Total additional paid-in capital	1,778,364	1,045,367
Retained earnings (deficit)	(1,599,458)	(1,047,829)
Total stockholders' equity	193,944	11,721
	$ 355,414	$ 178,878

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2019 and 2018

	2019	2018
OPERATING EXPENSES		
Consulting fees	$ 25,000	$ 95,500
Professional services	8,300	8,910
Patenting services	5,700	18,609
Wages and benefits	182,699	191,279
Depreciation	809	1,349
Royalty fees	25,000	-
Supplies	962	1,863
Stock-based compensation	283,853	23,192
General and administrative	14,092	17,505
Total operating expenses	546,415	358,207
Total income (loss) from operations	(546,415)	(358,207)
OTHER INCOME (EXPENSES)		
Interest income	4,867	5,516
Interest expense	(10,081)	(4,371)
Total other income (expenses)	(5,214)	1,145
NET INCOME (LOSS)	$ (551,629)	$ (357,062)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:		
Basic & diluted	$ (0.04)	$ (0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:		
Basic & diluted	14,439,579	13,952,378

See the accompanying notes to these financial statements.

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2019 and 2018

	Common Stock - Shares Issued	Common Stock - Dollars, $.001 par	Paid-in Capital in Excess of Par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of January 1, 2018	12,983,636	$ 12,984	$ 769,374	$ (690,768)	$ 91,590
Issued Shares for Cash	1,154,545	1,200	252,800	-	254,000
Issued Stock Warrants for Services	-	-	23,193	-	23,193
Net Income (Loss)	-	-	-	(357,062)	(357,062)
Balance as of December 31, 2018	14,138,181	14,184	1,045,367	(1,047,830)	11,721
Issued Shares for Cash	900,000	854	449,146	-	450,000
Issued Stock Warrants for Services	-	-	283,852	-	283,852
Net Income (Loss)	-	-	-	(551,629)	(551,629)
Balance as of December 31, 2019	15,038,181	$ 15,038	$ 1,778,365	$ (1,599,459)	$ 193,944

See the accompanying notes to these financial statements.

- 4 -

Account	2020	2019		
AquiPor Technologies				
Trial Balance				
Cash	437,418.15	184,510.56		
Due from Related Parties - ST	-	-		
Interest Receivable	15,938.00	10,383.00		
Equipment	7,026.00	7,026.00		
Accumulated Depreciation	(6,621.30)	(5,811.91)		
Due from Related Parties - LT	37,962.57	159,305.57		
Accounts Payable & Accrued Expenses	(40,580.32)	(36,494.69)		
Accrued Interest	(12,413.00)	(7,022.00)		
Loans payable	-	-		
Due to Related Parties - ST	-	-		
Due to Related Parties - LT	(117,953.03)	(117,953.03)		
Common Stock	(15,829.88)	(15,038.18)		
Preferred Stock	-	-		
APIC - Common Stock	(2,217,691.33)	(1,355,361.82)		
APIC - Stock Warrants	(888,357.79)	(423,002.32)		
Retained Earnings	1,599,458.82	1,047,828.92		
Nontaxable Revenue - Debt Forgivenes	(14,330.00)	-		
Consulting revenue	(25,000.00)	-		
Interest Income	(5,555.00)	(4,867.00)		
Consulting Fees	-	25,000.00		
Professional Service Fees	45,422.36	8,300.00		
Patenting Fees	694.00	5,700.00		
Licensing Fees	300,000.00	-		
Payroll to Benefits	232,949.43	182,699.08		
Insurance Expense	11,718.00	-		
Depreciation expense	809.40	809.40		
Marketing	140,453.55	-		
Royalty expense	25,000.00	25,000.00		
Supplies expense	-	962.44		
Stock-based compensation expense	465,355.47	283,852.82		
Other operating expenses	14,509.60	14,092.40		
Other income	-	-		
Interest Expense	9,616.31	10,080.76		
	-	0.00		

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2020

OPERATING REVENUE			
Consulting		$	25,000
OPERATING EXPENSES			
Professional services			45,422
Patenting services			694
Payroll to benefits			232,949
Depreciation			809
Licensing fees			300,000
Royalty fees			25,000
Insurance			11,718
Stock-based compensation			465,355
Marketing			140,454
Miscellaneous			14,510
Total operating expenses			1,236,911
Total income (loss) from operations			(1,236,911)
OTHER INCOME (EXPENSES)			
Interest income			5,555
PPP loan forgiveness			14,330
Interest expense			(9,616)
Total other income (expenses)			10,269
NET INCOME (LOSS)		$	(1,201,642)
EARNINGS (LOSSES) PER SHARE OUTSTANDING:			
Basic		$	(0.08)
Diluted			(0.08)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING:			
Basic			15,244,923
Diluted			15,244,923

AQUIPOR TECHNOLOGIES, INC		
STATEMENTS OF CASH FLOWS		
For the Year Ended December 31, 2020		
CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$	(1,201,642)
Adjustment to reconcile net income to net cash provided by		
operating activities:		
Depreciation		809
Interest income		(5,555)
Interest expense		5,391
Stock-based compensation expense		465,355
Net increase (decrease) in:		
Accounts payable and accrued expenses		4,085
Due to related parties - short-term		- 0
Due to related parties - long-term		- 0
Net cash provided (used) by operating activities		(731,557)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash receipts from long-term related party loans		121,343
Net cash provided (used) by investing activities		121,343
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sales of common shares		863,121
Net cash provided (used) by financing activities		863,121
CHANGE IN CASH		252,907
CASH BALANCE - Beginning of year		184,511
CASH BALANCE - End of year	$	437,418
Supplemental cash flow information:		
Cash paid during the period for:		
Interest –	$	4,225
Income taxes –		
Supplemental disclosure of non-cash activity:		
Issued stock warrants for services	$	465,355

See the accompanying notes to these financial statements.

- 5 -

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020

A S S E T S

CURRENT ASSETS:					
	Cash	$	437,418		
PROPERTY, PLANT AND EQUIPMENT					
	net of accumulated depreciation		405		
LONG-TERM ASSETS:					
	Due from related parties		37,963		
	Interest receivable		15,938		
	Total long-term assets		53,901		
		$	491,724	491,723	1

ITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:					
	Accounts payable and accrued expenses	$	40,580		
	Due to related parties		- 0		
	Total current liabilities		40,580		
LONG-TERM LIABILITIES:					
	Due to related parties		117,953		
	Accrued interest		12,413		
	Total long-term liabilities		130,366		
	Total liabilities		170,946	(170,946)	(0)
COMMITMENTS AND CONTINGENCIES					
STOCKHOLDERS' EQUITY					
	Common stock ($.001 par): 90,000,000 authorized,				
	15,829,882 issued and outstanding		15,830		
	Preferred stock ($.001 par): 10,000,000 authorized,				
	none outstanding		- 0		
	Additional paid-in capital				
	Common stock		2,217,691		
	Stock warrants		888,358		
	Total additional paid-in capital		3,106,049		
	Retained earnings (deficit)		(2,801,101)		
	Total stockholders' equity		320,778		
		$	491,724		

AQUIPOR TECHNOLOGIES, INC

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Year Ended December 31, 2020

	Common Stock - Shares Issued	Common Stock - Dollars, $.001 par	Paid-in Capital in Excess of Par	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of January 1, 2019	14,138,181	14,184	1,045,367	(1,047,830)	11,721
Issued Shares for Cash	900,000	854	449,146		450,000
Issued Stock Warrants for Services	- 0	- 0	283,852		283,852
Net Income (Loss)				(551,629)	(551,629)
Balance as of December 31, 2019	15,038,181	15,038	1,778,365	(1,599,459)	193,944
Issued Shares for Cash	791,701	791	862,330		863,121
Issued Stock Warrants for Services	- 0	- 0	465,355		465,355
Net Income (Loss)				(1,201,642)	(1,201,642)
Balance as of December 31, 2020	15,829,882	15,829	3,106,050	(2,801,101)	320,778
					- 0

See the accompanying notes to these financial statements.

- 4 -

CERTIFICATION

     I, Greg Johnson, Principal Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. included in this Report are true and complete in all material respects.

Greg Johnson

Principal Executive Officer